6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 April 29, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

               Indicate by check mark whether the Registrant files
                     or will file annual reports under cover
                             Form 20-F or Form 40-F

                              Form 20-F X Form 40-F


                       Indicate by check mark whether the
                          Registrant by furnishing the
                      information contained in this Form is
                           also thereby furnishing the
                    information to the Commission pursuant to
           Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          BASF Aktiengesellschaft


Date: April 29, 2003        By: /s/ Elisabeth Schick
                                ------------------------------------
                                Name:  Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen
                                       and Europe


                            By: /s/ Christian Schubert
                            ------------------------------------
                            Name: Christian Schubert
                            Title: Director Corporate Communications
                            BASF Group